                                                                  EXHIBIT D-10.1

                In the matter of the joint application of INDIANA
        MICHIGAN POWER COMPANY and the MICHIGAN PUBLIC SERVICE COMMISSION
               STAFF for ex parte approval of a rate reduction and
             accounting authority related to the merger of American
            Electric Power Company, Inc., and Central and South West
                                   Corporation

                                Case No. U-12204

                       MICHIGAN PUBLIC SERVICE COMMISSION

                            1999 Mich. PSC LEXIS 394

                                December 16, 1999

PANEL: [*1] PRESENT: Hon. John G. Strand, Chairman; Hon. David A. Svanda, Commissioner; Hon. Robert B. Nelson, Commissioner

OPINION:

   At the December 16, 1999 meeting of the Michigan Public Service Commission in Lansing, Michigan.

   ORDER APPROVING SETTLEMENT AGREEMENT

   On November 16, 1999, Indiana Michigan Power Company (I&M) and the Commission Staff (Staff) filed a joint application for ex parte approval of a settlement agreement related to the proposed merger of American Electric Power Company, Inc., (AEP), I&M's parent company, and Central and South West Corporation, which is at issue in a matter pending before the Federal Energy Regulatory Commission
(FERC) in Docket No. EC98-40-000. The Commission and the State of Michigan are intervenors in the FERC merger docket. The purpose of the settlement signed by I&M, AEP, and the Staff is to ensure that I&M's Michigan retail customers are held harmless from certain potential effects of the proposed merger.

   Under the settlement, the Commission agrees not to oppose the merger in the FERC proceedings nor AEP's previous submissions to the Securities and Exchange Commission (together with any nonmaterial changes and supplements) in connection with the merger. [*2] AEP and I&M agree to file tariff sheets implementing rate reductions representing the net merger savings allocable to I&M's Michigan jurisdictional customers. The settlement authorizes I&M to use deferred cost accounting to record certain costs incurred to achieve the merger. It specifies how I&M will give rate recognition to merger-related fuel savings. In addition, the settlement provides, among other things, for the maintenance and enhancement of reliable retail electric service by I&M in Michigan, AEP's participation in a regional transmission organization, and standards of conduct governing relationships between regulated AEP operating utilities and affiliates.

   The settlement contains various provisions that coordinate its rate effects with another settlement agreement that imposes a conditional ceiling on I&M's rates in Cases Nos. U-11181-R, U-11531-R, and U-11792, which is being approved today in a separate order. The Commission wishes to make plain its understanding that the parties drafted both settlements to make the rate reductions in each cumulative to those in the other and that ratepayers will receive the full benefit of both sets of rate reductions. The Commission also [*3] wants to emphasize that the settlement provides that the rate reductions will be accomplished notwithstanding any future restructuring or unbundling of rates.

   After reviewing the settlement agreement, the Commission finds that it is reasonable and in the public interest, and should be approved.

   The Commission FINDS that:

                                                                  EXHIBIT D-10.1


   a. Jurisdiction is pursuant to 1909 PA 106, as amended, MCL 460.551 et seq.; MSA 22.151 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.; MSA 22.1 et seq.; 1939 PA 3, as amended, MCL 460.1 et seq.; MSA 22.13(1) et seq.; 1969 PA 306, as amended, MCL 24.201 et seq.; MSA 3.560(101) et seq.; and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.

   b. The settlement agreement is reasonable and in the public interest, and should be approved.

   c. Ex parte approval is appropriate.

   THEREFORE, IT IS ORDERED that:

   A. The settlement agreement, a copy of which is attached to this order as Exhibit A, n1 is approved.

 - - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - -  - -

   n1 Attachment D to the settlement agreement, a proposed order, is not attached to copies of this order. The Commission is not adopting the proposed order as submitted.

 - - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - [*4]

   B. Upon consummation of the merger, Indiana Michigan Power Company is authorized to implement the rate reductions required by the settlement agreement and the deferred cost accounting provisions in the settlement agreement.

   C. Within 30 days of consummation of the merger, Indiana Michigan Power Company shall file tariff sheets implementing the settlement agreement.

   The Commission reserves jurisdiction and may issue further orders as necessary.

   Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.

   MICHIGAN PUBLIC SERVICE COMMISSION

 By its action of December 16, 1999.

   EXHIBIT A

   SETTLEMENT AGREEMENT

   On June 30, 1998, the Michigan Public Service Commission ("MPSC" or "Commission") intervened in Docket EC98-40-000, the proceeding initiated before the Federal Energy Regulatory Commission ("FERC") regarding the proposed merger of American Electric Power Company, Inc. ("AEP"), the parent company of Indiana Michigan Power Company ("I&M"), and Central and South West Corporation ("CSW") to ensure that the Michigan retail customers of I&M were protected from any potential [*5] adverse effects of the merger. During the course of the FERC proceeding, the Commission Staff, acting on behalf of the Commission, reviewed numerous filings and participated in numerous discussions regarding the proposed merger. In addition, the Commission Staff negotiated with representatives of AEP and I&M to achieve a resolution of issues of concern to Michigan customers and regulators.

   Solely for the purposes of compromise and settlement, Indiana Michigan Power Company, which does business in Michigan as American Electric Power, AEP and the Commission Staff (collectively referred to as the "Parties") have met and reached a settlement agreement ("Agreement") which they hereby submit and recommend for approval to the Commission. If the Commission does not approve the settlement

                                                                  EXHIBIT D-10.1

agreement in its entirety and incorporate it in the Final Order, the proposed Agreement shall be null and void and deemed withdrawn, unless such change is agreed to by the Parties.

   SETTLEMENT AGREEMENT

 WHEREAS AEP and CSW have filed various applications before federal and state agencies seeking approvals necessary to consummate a proposed merger of the two companies, and

 WHEREAS AEP, I&M and the Commission [*6] Staff have met and explored over a period of months various issues related to the proposed merger and their agreements and differences regarding the effects of the proposed merger on competition between electricity providers and on the terms and conditions under which retail electric utility service is provided, and

 WHEREAS AEP, I&M and the Commission Staff recognize the costs and uncertainty of litigation and the desirability of consensual voluntary resolution of their differences and the legitimate interests and good faith of each of the parties in achieving the objectives each desires to achieve.

 The Parties agree as follows:

 The Commission Staff will recommend to the MPSC that the following Agreement be adopted by the Commission in an order or other appropriate formal action that references this Agreement or incorporates all of the provisions thereof. Where appropriate, the Commission action may address or reserve other matters ancillary or incidental to the matters addressed in this Agreement, for immediate or future disposition, in a manner not inconsistent with the Agreement.

 All appropriate terms are defined in the "Definitions" section of the Agreement.

 THE MPSC:
 [*7]

 1. Will not oppose the proposed merger pending before the Federal Energy Regulatory Commission.

 2. Will not oppose AEP's filings previously made at the United States Securities and Exchange Commission ("SEC") in connection with the proposed merger, together with any non-material changes or supplements thereto.

 AEP or I&M, AEP's Michigan jurisdictional AEP operating company, conditional on merger consummation will:

 1. REGULATORY PLAN. The net merger savings allocable to the Michigan jurisdictional customers will be used to reduce customers' bills. I&M will implement net merger savings reduction riders that will reduce bills to customers by the annual amounts shown in Attachment A beginning with the first revenue month after the consummation of the merger. The annual customer net savings reduction amounts shown in column 3 of Attachment A ("customer net savings") will be allocated to rate classes based upon the ratio of each class's jurisdictional tariff revenue to total jurisdictional tariff revenue, excluding fuel cost adjustment, and credited to customers' bills through the application of a per kilowatt hour factor specific to each rate class. Each individual year's customer [*8] net savings reduction will apply for a twelve month period except for an adjustment during each third quarter to reconcile actual kWh sales and projected kWh sales for the prior year. The last reduction will continue to apply in years following the end of year eight until base rates for the operating company are changed.

 The merger savings and costs are based on estimated values included in AEP's filing with FERC in Docket No. EC98-40-000.

 Notwithstanding any base rate proceeding during the eight year period after the consummation of the merger, the annual amounts shown in Attachment A will remain in effect.

                                                                  EXHIBIT D-10.1


 I&M must implement the customer net savings reductions in the manner and amounts described above notwithstanding any changes to the current regulatory structure in Michigan and notwithstanding the rate filing limitations contained in paragraphs 3, 4 and 5 of the settlement agreement pending before the Commission in Case Nos. U-11181-R, U-11531-R, and U-11792 ("PSCR cases"). When retail electric deregulation is implemented in Michigan, or if there is any unbundling or restructuring of rates, I&M shall continue to apply the regulatory plan's provisions to regulated rates of [*9] its Michigan customers. The allocation to rate classes after any unbundling or restructuring will be determined as described above in the next annual customer net savings reduction submittal.

 Any legislatively or administratively mandated adjustments to rates, of any kind, that are part of any retail electric deregulation legislation implemented in Michigan shall not diminish or offset, but shall be in addition to, the customer net savings reductions established in this proceeding.

 Subject to this Agreement, AEP and I&M will defer and amortize their Michigan jurisdictional share of estimated merger costs-to-achieve over an 8-year recovery period. Costs to achieve the merger are those costs incurred to consummate the merger and combine the operations of AEP and CSW. These costs include, but are not limited to, investment banking fees; consulting and legal services incurred in connection with obtaining regulatory and shareholder approvals; transition planning and development costs; employee separation costs including severance costs, change-in-control payments and retraining costs; and facilities consolidation costs. Costs to achieve shall be recorded in Account
182.3. Actual amounts [*10] in excess of the estimated costs to achieve shall be expensed as incurred by AEP. The MPSC will issue accounting orders or other orders necessary to authorize the deferral and amortization of merger costs.

 In any proceeding to change base rates for I&M to become effective after the consummation of the merger, the following rate treatment will be reflected:

 A. Estimated non-fuel merger savings, net of costs to achieve, will be included in cost of service as an allowable expense in order to avoid duplication and to continue to provide shareholders with their share of the net savings. The amount to be included in the cost of service shall be based upon the test year period. (See Attachment B)

 B. Amortization of estimated costs to achieve will be included in cost of service as an allowable expense. The amount to be included in the cost of service shall be based upon the test year period. (See Attachment B)

 The parties note that the settlement agreement pending before the Commission in the PSCR cases contains a conditional moratorium on general increases in basic rates and charges. The exact language, which is found on page 6, paragraph 5 of the June 1, 1999 PSCR settlement [*11] document says, "Subject to paragraphs 6 and 8, AEP shall not file an application, which, if approved, would have the effect either directly or indirectly, of authorizing a general increase in basic rates and charges that would be effective prior to January 1, 2004." In the event the PSCR settlement is approved by the Commission without modification, the moratorium on general increases in basic rates and charges will be extended by one year to January 1, 2005, subject to the same conditions contained in the PSCR settlement agreement.

 2. FUEL MERGER SAVINGS. All savings of fuel and purchased power expenses resulting from the merger shall benefit retail customers through existing fuel clause recovery mechanisms applied by State Commissions. In circumstances when one or more AEP operating companies in one AEP zone are supplying power to the other AEP zone, and as a result, the supplying zone needs to purchase replacement power to serve its native load, AEP shall hold harmless the native load customers of the supplying zone from any price differential between the replacement power and the system power supplied to the other zone. Similarly, if one or more AEP operating companies in one [*12] AEP zone are supplying power to the other AEP zone, and as a result, the supplying zone loses the opportunity to sell power at a price higher than received from the zone being supplied, AEP shall credit the supplying zone for the foregone revenues.

                                                                  EXHIBIT D-10.1



 The parties note that paragraphs 3 and 4 of the settlement agreement pending before the Commission in the PSCR cases set forth a conditional suspension of the PSCR process. In the event that the settlement agreement in the PSCR cases is approved without modification, I&M will accrue the Michigan jurisdictional amount of merger fuel savings achieved during the fixed PSCR factor period and credit customers with those accrued savings, either through the PSCR factor in effect at that time or through base rates, as soon as possible after the end of the fixed PSCR factor period, but no later than July 1, 2004. After the fixed PSCR factor period, I&M will continue to pass through the merger fuel savings consistent with Michigan regulation.

 3. STRANDED COSTS. AEP and its operating companies agree not to seek or recover any stranded costs associated with the operating companies of one AEP zone from the retail customers of the other AEP zone.

 [*13]

 4. PROCEEDS OF FACILITY SALES. Any proceeds from the sale of facilities shall go to the AEP operating company in whose rate base the facilities are included, for further disposition in accordance with the rules and orders of the regulatory authorities whose jurisdiction encompasses the ultimate disposition of such proceeds.

 5. SYSTEM INTEGRATION AGREEMENTS. To mitigate any perceived impacts of the merger on AEP's ability to exercise market power, AEP proposed in its FERC merger application a mitigation plan. To protect retail customers, AEP agrees to hold harmless the retail customers from any mitigation plan included in any FERC order approving the merger of AEP-CSW. To implement this Agreement in any general retail electric rate proceeding commenced by the filing of a petition on or after the date of this Agreement, in which an AEP operating company requests a change in its basic rates and charges, or in any other proceeding where so ordered by the Commission, AEP shall have the burden therein to prove that such requested rate relief does not reflect mitigation-related costs.

 AEP commits to file any allocation of the cost of new, modified or upgraded generation or transmission [*14] facilities whose costs will be subject to the System Integration Agreement or the System Transmission Agreement with the FERC and to notify the Commission of any such filing at the time it is made. Notification to the Commission will include an estimate of the cost of construction, an explanation of the reasons for constructing the facilities, studies supporting the construction of the facilities, and a proposed allocation of the facilities' costs. If AEP plans to purchase an in-service facility or already constructed and soon-to-be-in-service facility, AEP will follow the above described procedures and will include as part of the notification to the Commission an explanation of the circumstances causing the AEP operating company to make the purchase in question.

 6. REGULATORY AUTHORITY. AEP agrees not to seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Commission based on the assertion that the authority of the SEC as interpreted in Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir. 1992) cert. denied, 506 U.S. 981 (1992) impairs the Commission's ability to examine [*15] and determine the reasonableness of non-power affiliate transaction costs to be passed to retail customers. The parties agree that the Ohio Power waiver does not include waiver of any arguments that AEP may have with respect to the reasonableness of SEC approved cost allocations. AEP will provide the Commission with notice at least 30 days prior to any filings that propose new allocation factors with the SEC. The notice need not be in the precise form of the final filing but shall include, to the extent information is available, a description of the proposed factors and the reasons supporting such factors. AEP and the Commission Staff will make a good faith attempt to resolve their differences, if any, in advance of a filing being made at the SEC.

 7. REGIONAL TRANSMISSION ORGANIZATION.

 A. Prior to December 31, 2000, AEP will file with the FERC an unconditional application, consistent with the RTO agreement and tariff, to transfer the operation and control of its bulk transmission facilities in Indiana, Michigan, Kentucky, Ohio, Tennessee, Virginia and West Virginia owned, controlled and/or operated by AEP to the Midwest Independent Transmission System Operator, Inc. or another [*16] FERC-approved Regional Transmission Organization directly interconnected with AEP transmission

                                                                  EXHIBIT D-10.1

facilities. Provided that, if, by June 30, 2000, there is pending before the FERC for approval an RTO to which AEP is a signatory that includes two or more directly interconnected control areas, at least one of which is not affiliated with AEP, the December 31, 2000 date shall be extended to the date that is 75 days after the date on which the FERC issues an order either approving or disapproving the RTO.

 B. AEP shall endeavor to eliminate "pancaking" of transmission rates and to incorporate equitable reciprocal pricing arrangements with contiguous RTOs in the Alliance RTO or any other filing to which AEP is a signatory seeking FERC approval of the formation of a new RTO.

 C. AEP will provide generation dispatch information necessary for RTOs to monitor the effect of such dispatch on the loading of that RTO's constrained transmission facilities. This information must be provided to any RTO of which AEP is a member, and to RTOs providing service over any transmission facilities directly interconnected with the AEP east zone transmission facilities. Each of these RTOs shall determine the [*17] format, quantity, and timing of these data as necessary to perform this monitoring function. The information provided by AEP shall be equivalent to that provided by all parties who control the dispatch of generation facilities taking transmission service from these RTO(s) and shall be subject to appropriate confidentiality provisions.

 D. Nothing in this Agreement precludes the Commission, or its staff from actively participating in any proceedings at the FERC arising from any RTO filings made by AEP. However the Commission and its staff commits that it will not offer such participation as a reason to delay the consummation of the merger or to advocate a position before FERC inconsistent with Paragraph A above.

 8. AFFILIATE STANDARDS. The following affiliate standards shall apply from the date of closing of the merger until new affiliate standards imposed by state legislation or Commission action become effective.

 A. The financial policies and guidelines for transactions between an AEP operating company and its affiliates shall reflect the following principles:

 1. An AEP operating company's retail customers shall not subsidize the activities of the operating company's [*18] non-utility affiliates or its utility affiliates.

 2. An AEP operating company's costs for jurisdictional rate purposes shall reflect only those costs attributable to its jurisdictional customers.

 3. An objective of these principles shall be to avoid costs found to be just and reasonable for ratemaking purposes by the Commission being left unallocated or stranded between various regulatory jurisdictions, resulting in the failure of the opportunity for timely recovery of such costs by the operating company and/or its utility affiliates; provided, however, that no more than one hundred percent of such costs shall be allocated on an aggregate basis to the various regulatory jurisdictions.

 4. An AEP operating company shall maintain and utilize accounting systems and records that identify and appropriately allocate costs between the operating company and its affiliates, consistent with these cross-subsidization principles and such financial policies and guidelines.

 B. The Commission shall have access to the employees, officers, books and records of any affiliate of its jurisdictional AEP operating company to the same extent and in like manner that the Commission has over a public [*19] utility operating within the state if the affiliate had engaged in direct or indirect transactions with the jurisdictional AEP operating company. If such employees, officers, books and records can not be reasonably made available to the Commission, then upon request of the Commission, the AEP operating company shall, in accordance with state reimbursement rules, reimburse the Commission for appropriate out-of-state travel expenses incurred in accessing the employees, officers, books and records. Each AEP operating company shall maintain, in accordance with generally accepted accounting principles, books, records, and accounts that are separate from the books, records, and accounts of its affiliates, consistent with Part 101 -- Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of the Federal Power Act. Any objections to providing all books and records must

                                                                  EXHIBIT D-10.1

be raised before the Commission and the burden of showing that the request is unreasonable or unrelated to the proceeding is on the AEP operating company. The confidentiality of competitively sensitive information shall be maintained in accordance with the Commission's rules and regulations [*20] and relevant state law.

 C. In accordance with generally accepted accounting principles and consistent with state and federal guidelines, an AEP operating company shall record all transactions with its affiliates, whether direct or indirect. An AEP operating company and its affiliates shall maintain sufficient records to allow for an audit of the transactions involving the operating company and its affiliates.

 D. An AEP operating company shall not allow a non-utility affiliate to obtain credit under any arrangement that would permit a creditor, upon default, to have recourse to the operating company's assets. The financial arrangements of an AEP operating company's affiliates are subject to the following restrictions unless otherwise approved by the Commission:

 1. Any indebtedness incurred by a non-utility affiliate will be without recourse to the operating company.

 2. An AEP operating company shall not enter into any agreements under terms of which the operating company is obligated to commit funds in order to maintain the financial viability of a non-utility affiliate.

 3. An AEP operating company shall not make any investment in a non-utility affiliate under circumstances [*21] in which the operating company would be liable for the debts and/or liabilities of the non-utility affiliate incurred as a result of acts or omissions of a non-utility affiliate.

 4. An AEP operating company shall not issue any security for the purpose of financing the acquisition, ownership, or operation of a non-utility affiliate.

 5. An AEP operating company shall not assume any obligation or liability as guarantor, endorser, surety, or otherwise in respect of any security of a non-utility affiliate.

 6. An AEP operating company shall not pledge, mortgage or otherwise use as collateral any assets of the operating company for the benefit of a non-utility affiliate.

 7. AEP shall hold harmless the retail customers of an AEP operating company from any adverse effects of credit rating declines caused by the actions of non-utility affiliates.

 Transactions between AEP operating companies and affiliates involving a money pool for the financing of short-term funding requirements are exempt from the requirements of this paragraph. Further, the provisions of this paragraph would not preclude AEP operating companies from issuing securities or assuming obligations related to their [*22] existing coal subsidiaries.

 E. Any untariffed, non-utility service provided by an AEP operating company or affiliated service company to any affiliate shall be itemized in a billing statement pursuant to a written contract or written arrangement. The AEP operating company and any affiliated service company shall maintain and keep available for inspection by the Commission copies of each billing statement, contract and arrangement between the AEP operating company or affiliated service company and its affiliates that relate to the provision of such untariffed non-utility services.

 F. Any good or service provided by a non-utility affiliate to an AEP operating company shall be by itemized billing statement pursuant to a written contract or written arrangement. The operating company and non-utility affiliate shall maintain and keep available for inspection by the Commission copies of each billing statement, contract and arrangement between the operating company and its non-utility affiliates that relate to the provision of such goods and services in accordance with applicable Commission retention requirements.

                                                                  EXHIBIT D-10.1


 G. Employees responsible for the day to day operations of the AEP operating [*23] companies and those of affiliated exempt wholesale generators or affiliated power marketers shall operate independently of one another. AEP shall document all employee movement between and among all affiliates. Such information shall be made available to the Commission upon request.

 H. An AEP operating company may not own property in common with an affiliated exempt wholesale generator or affiliated power marketer.

 I. No market information obtained in the conduct of utility business may be shared with an affiliated exempt wholesale generator or affiliated power marketer, except where such information has been publicly disseminated or simultaneously shared with and made available to all non-affiliated entities who have requested such information. Customer specific information shall not be made available to an affiliated exempt wholesale generator or affiliated power marketer except under the same terms as such information would be made available to a non-affiliated company, and only with the written consent of the customer specifying the information to be released.

 J. A non-utility affiliate may use an AEP operating company's name or logo only if, in connection with such use, [*24] the affiliate makes adequate disclosures to the effect that (i) the two entities are separate; (ii) it is not necessary to purchase the non-regulated product or service to obtain service from the operating company; and (iii) the customer will gain no advantage from the operating company by buying from the affiliate.

 K. An AEP operating company shall not condition or tie the provision of any product, service, pricing benefit, or waiver of associated terms or conditions, to the purchase of any good or service from its affiliated exempt wholesale generator or power marketer.

 L. Except as provided in paragraph M, an affiliated exempt wholesale generator or affiliated power marketer shall not share office space, office equipment, computer systems or information systems with an AEP operating company.

 M. Computer systems and information systems may be shared between an AEP operating company and non-utility affiliates only to the extent necessary for the provision of corporate support services; however, the operating company shall ensure that the proper security access and other safeguards are in place to ensure full compliance with these affiliate rules.

 N. An AEP operating company [*25] may engage in transactions directly related to the provision of corporate support services with its affiliates in accordance with requirements relating to service agreements. As a general principle, such provision of corporate support services shall not allow or provide a means for the transfer of confidential information from the operating company to the affiliate, create the opportunity for preferential treatment or unfair competitive advantage, create opportunities for cross-subsidization of affiliates, or otherwise provide any means to circumvent these affiliate rules.

 O. Except as provided in paragraph N, an AEP operating company may only make a product or service available to an affiliated exempt wholesale generator or an affiliated power marketer if the product or service is equally available to all non-affiliated exempt wholesale generators and power marketers on the same terms, conditions and prices, and at the same time. An AEP operating company shall process all requests for a product or service from affiliated and non-affiliated exempt wholesale generators and power marketers on a non-discriminatory basis.

 P. An AEP operating company which provides both regulated and [*26] non-regulated services or products, or an affiliate which provides services or products to an AEP operating company, shall maintain documentation in the form of written agreements, an organization chart of AEP (depicting all affiliates and AEP operating companies), accounting bulletins, procedure and work order manuals, or other related documents, which describe how costs are allocated between regulated and non-regulated services or products. Such documentation shall be available, subject to requests for confidential treatment, for review by the Commission in accordance with Paragraph B above.

                                                                  EXHIBIT D-10.1


 Q. AEP shall designate an employee who will act as a contact for the Commission seeking data and information regarding affiliate transactions and personnel transfers. Such employee shall be responsible for providing data and information requested by the Commission for any and all transactions between the jurisdictional operating company and its affiliates, regardless of which affiliate(s), subsidiary(ies) or associate(s) of an AEP operating company from which the information is sought.

 R. AEP shall designate an employee or agent within Michigan who will act as a contact for retail consumers [*27] regarding service and reliability concerns and to allow a contact for retail consumers for information, questions and assistance. Such AEP representative shall be able to deal with billing, maintenance and service reliability issues.

 S. AEP shall provide the Commission a current list of employees or agents that are designated to work with the Commission concerning state regulatory matters, including, but not limited to, rate cases, consumer complaints, billing and retail competition issues.

 T. Thirty (30) days prior to filing any affiliate contract (including service agreements) with the SEC or the FERC an AEP operating company shall submit to the Commission Staff a copy of the proposed filing.

 U. Any violation of the provisions of these affiliate standards is subject to the enforcement powers and penalties of the Commission.

 V. AEP shall contract with an independent auditor who shall conduct biennial audits for eight years after merger consummation of affiliated transactions to determine compliance with these affiliate standards. The results of such audits shall be filed with the Commission. Prior to the initial audit, AEP will conduct an informational meeting with the Commission [*28] regarding how its affiliates and affiliate transactions will or have changed as a result of the proposed merger.

 W. If the Public Utility Holding Company Act of 1935 is repealed or materially amended during the time this Agreement is in effect and equivalent jurisdiction is not given to another federal agency, AEP will work with the Commissions to ensure that AEP continues to furnish the Commission with the appropriate information to regulate its jurisdictional AEP operating company. The Commission may establish its reporting requirements regarding the nature of intercompany transactions concerning the operating company and a description of the basis upon which cost allocations and transfer pricing have been established in these transactions.

 9. ADEQUACY AND RELIABILITY OF RETAIL ELECTRIC SERVICE. AEP agrees to maintain or enhance the adequacy and reliability of retail electric service provided by each of the AEP operating companies. Service reports will be submitted to the Commission in the format described in Attachment C to this Agreement. The substance or format of reporting may be changed by mutual agreement of the parties.

 10. STATUTORY AND OTHER ISSUES. Provided the [*29] proposed merger is ultimately consummated, AEP commits that upon issuance of any final and non-appealable order from any state or federal commission addressing the merger that provides benefits or imposes conditions on AEP that would benefit the ratepayers of any jurisdiction, such net benefits and conditions will be extended to all other retail customers to the extent necessary to achieve equivalent net benefits and conditions to all retail customers of AEP.

 11. CONTINUED PARTICIPATION. Upon execution of this Agreement, AEP may notify the FERC in FERC Docket No. EC98-40-000 that a settlement agreement has been executed by AEP, I&M and the Commission Staff and is being submitted to the Commission for its review and approval. No press releases related to this Agreement may be issued by either party until the Commission has acted on it. Upon the approval of this Agreement, the Commission will immediately notify the FERC that it is has reached a settlement agreement with AEP and will not continue to pursue its argument before the FERC.

                                                                  EXHIBIT D-10.1


 12. ENFORCEABILITY. AEP and I&M will not assert in any action to enforce an order approving this Agreement that the Commission lacks the authority [*30] to have the provisions of this Agreement enforced under Michigan law. Disputes regarding the interpretation of this Agreement shall be brought to a state court of competent jurisdiction.

 DEFINITIONS

 1. "AEP zone" means either the area comprising the AEP operating companies providing service in Michigan, Michigan, Kentucky, Ohio, Tennessee, Virginia and West Virginia ("East") or the area comprising the former CSW operating companies providing service in Arkansas, Texas, Oklahoma and Louisiana ("West").

 2. "AEP operating company" means an AEP affiliate that is a public utility subject to rate regulation by the FERC and/or a state utility regulatory agency.

 3. "Affiliate" means an entity that is an operating company's holding company, a subsidiary of the operating company or a subsidiary of the holding company.

 4. "Entity" means a corporation or a natural person.

 5. "Exempt wholesale generator" means an entity which is engaged directly or indirectly through one or more affiliates exclusively in the business of owning or operating all or part of a facility for generating electric energy and selling electric energy at wholesale and who:

 a. does not own a facility for the [*31] transmission of electricity, other than an essential interconnecting transmission facility necessary to affect a sale of electric energy at wholesale; and

 b. has applied to the FERC for a determination under 15 U.S.C. Section 79z-5a.

 6. "FERC" means the Federal Energy Regulatory Commission, or any successor governmental agency.

 7. "Non-Utility Affiliate" means an Affiliate which is not a domestic public utility. Non-utility affiliate includes a foreign affiliate.

 8. "Holding Company" means AEP, or its successor in interest, or any Entity that owns directly or indirectly 10 percent or more of the voting capital stock of a utility operating company, or its successor in interest.

 9. "Power Marketer" means an entity which:

 a. becomes an owner or broker of electric energy in a state for the purpose of selling the electric energy at wholesale;

 b. does not own transmission or distribution facilities in a state;

 c. does not have a certified service area; and

 d. has been granted authority by the FERC to sell electric energy at market-based rates.

 10. "Regional Transmission Organization" (RTO) means an organization that operates electric transmission equipment and facilities [*32] on a regional basis.

 11. "SEC" means the United States Securities and Exchange Commission, or any successor governmental agency.

                                                                  EXHIBIT D-10.1

 12. "Service Agreement" means the agreement entered into between American Electric Power Service Corp. and AEP's operating companies, under which services are provided by American Electric Power Service Corp. to the operating companies.

 13. "Service Company" means an Affiliate whose primary business purpose is to provide, among other functions, administrative and general or operating services to AEP utility operating companies.

 14. "Services" means the performance of activities having value to one party including, but not limited to, managerial, financial, accounting, legal, engineering, construction, purchasing, marketing, auditing, statistical, advertising, publicity, tax, research, and other similar services.

 15. "Subsidiary" means any corporation 10 percent or more of whose voting capital stock is controlled by another Entity.

 16. "Utility Affiliate" means an affiliate of a utility operating company that is also a public utility.

 Presentation of Agreement to the Commission

 1. I&M shall, contemporaneously with the execution of this [*33] Agreement, petition the Commission for ex parte approval of the net merger savings reductions and accounting authority set forth in the Agreement, conditioned on the Commission's approval of the Agreement without modification. As part of the proceeding on the petition for ex parte approval, the Parties will submit this Agreement to the Commission for review and approval.

 2. The Parties stipulate and agree to the issuance by the Commission of the Proposed Order in the form attached hereto as Attachment D. All of the terms and agreements contained in the Proposed Order are to be interpreted consistent with the provisions of this Agreement, which is to be attached to and incorporated by reference in the Final Order issued by the Commission.

 Effect and Use of Agreement

 1. This Agreement shall not constitute nor be cited as precedent or deemed an admission by any Party in any other proceeding except as necessary to enforce its terms before the Commission, or any State Court of competent jurisdiction. This Agreement is solely the result of compromise in the settlement process, shall not constitute a concession of subject matter jurisdiction, and except as expressly provided herein, [*34] is without prejudice to and shall not constitute a waiver of any position that any of the Parties may take with respect to any or all of the items resolved herein in any future regulatory or other proceedings and, failing approval by this Commission, shall not be admissible or discussed in any subsequent proceedings.

 2. The undersigned have represented and agreed that they are fully authorized to execute this Agreement.

 3. The Parties to this Agreement shall not appeal the agreed Final Order or any other Commission order approving this Agreement to the extent such orders are specifically implementing the provisions of this Agreement and shall support this Agreement in the event of any appeal by a person not a Party. This provision shall be enforceable by any Party, in any state court of competent jurisdiction.

 4. The communications and discussions during the negotiations and conferences that produced the Agreement have been conducted on the explicit understanding that they are or relate to offers of settlement and shall therefore be privileged and not admissible in any proceeding.

 ACCEPTED and AGREED this 16th day of November, 1999.

   Indiana Michigan Power Company

   By:
 Marc   [*35]   E. Lewis

                                                                  EXHIBIT D-10.1

Senior Attorney

   American Electric Power

   By:
 Richard E. Munczinski
 Senior Vice President
 American Electric Power Service Corporation

   Michigan Public Service Commission Staff

   By:
 Steven D. Hughey (P-32203)
 Assistant Attorney General

   Attachment A
--------------------------------------------------------------------------------

                                 AEP/CSW MERGER
                            NET ANNUAL MERGER SAVINGS
                      AND MICHIGAN CUSTOMER RATE REDUCTIONS
                                     ($ 000)

  (1)                        (2)                  (3)                (4)
                             Net             Customer Net        Shareholder
Period                   Merger Savings         Savings            Savings
Year 1                      1,157                 685                 472
Year 2                      2,230               1,243                 987
Year 3                      2,840               1,560               1,280
Year 4                      3,330               1,815               1,515
Year 5                      3,651               1,982               1,669
Year 6                      3,896               2,109               1,787
Year 7                      4,086               2,208               1,878
Year 8                      4,195               2,265               1,930
  Total                    25,385              13,866              11,519


   ATTACHMENT B
--------------------------------------------------------------------------------

AEP/CSW MERGER
EXAMPLE OF BASE RATE CASE TREATMENT
BASED ON YEAR 3 ($ 000)
CREDIT PER RIDER CONTINUES                                        (1,560)
INCLUDED IN TEST YEAR:
GROSS MERGER SAVINGS                                   (3,575)
CHANGE IN CONTROL AMORTIZATION                160
OTHER CTA AMORTIZATION                        575
TOTAL CTA/CIC AMORTIZATION                                735
NET MERGER SAVINGS IN TEST YEAR                        (2,840)
ADD BACK TO TEST YEAR COST OF SERVICE:
CUSTOMER SHARE                              1,560
SHAREHOLDER PORTION                         1,280
                                                        2,840

                                                                  EXHIBIT D-10.1

NET BASE RATE REDUCTION                                                0
MICHIGAN CUSTOMER RATE REDUCTION                                  (1,560)


[*36]


                                 AEP/CSW MERGER
                            BASE RATE CASE TREATMENT
                            FOR INCLUSION IN COST OF
                                 SERVICE ($ 000)
                              Add Back to Test Year
                                     Cost of
                                     Service


 RATE                               CUSTOMER                SHAREHOLDER
 YEAR                              NET SAVINGS              NET SAVINGS
Year 1                                685                      472
Year 2                              1,243                      987
Year 3                              1,560                    1,280
Year 4                              1,815                    1,515
Year 5                              1,982                    1,670
Year 6                              2,109                    1,787
Year 7                              2,208                    1,878
Year 8                              2,265                    1,930
                                   13,867                   11,519


                                 AEP/CSW MERGER
                                 AMORTIZATION OF
                                    ESTIMATED
                                    COSTS TO
                                    ACHIEVE(*)


 RATE
 YEAR                                                   AMOUNT
Year 1                                                 735,465
Year 2                                                 735,465
Year 3                                                 735,465
Year 4                                                 735,465
Year 5                                                 735,465
Year 6                                                 735,465
Year 7                                                 735,465
Year 8                                                 735,465
TOTAL                                            (**)5,883,722


(*) Includes change control payments.

(**)May not add due to roundings.

                                                                  EXHIBIT D-10.1


   Attachment C

   Quality of Service Reporting

 Indiana Michigan Power will maintain the overall quality and reliability of its electric service at levels no less than it has achieved in the past decade.

 Indiana Michigan Power will provide service reliability reports annually indicating its calendar year Michigan Customer Average Interruption Duration Index (CAIDI) and Michigan System Average Interruption Frequency Index (SAIFI). These indices shall be determined [*37] and reported, including all storms. Definitions for these measures are included in this Attachment.

 Indiana Michigan Power also will provide annual Call Center performance measures for those centers which handle Michigan customer calls. These will include the Call Center Average Speed of Answer (ASA), Abandonment Rate, and Call Blockage. Definitions for these measures are included in this Attachment.

 The performance information described above shall be provided by the end of May of the year following the calendar year in question.

   AEP Reliability Measures

 1) System Average Interruption Frequency Index (SAIFI) is defined as the number of customers interrupted divided by the number of customers served. It is calculated by the equation:

   SAIFI = number of customers interrupted/number of customers served

 2) Customer Average Interruption Duration Index (CAIDI) is defined as the number of customer hours of interruption divided by the number of customers interrupted. It is calculated by the equation:

   CAIDI = sum of all customer hours of interruption/number of customers interrupted

   AEP Call Center Measures

 1) Average Speed of Answer (ASA) is defined as the average [*38] time that elapses in seconds between the instant when a call is answered and the time it is connected to a Call Center representative (CSR) or an interactive voice recorder (IVR). It is calculated using the equation:

   Average Speed of Answer (seconds) =time for all calls between call answer and CSR/IVR connection/total number of calls made to the Call Center

 2) Abandonment Rate is the percentage of callers who hang up before being connected to a Call Center representative (CSR) or an interactive voice recorder
(IVR). It is calculated using the equation:

   Abandonment Rate (percent) = [total number of callers who hang up]/[total number of calls made to the Call Center] x 100

 3) Call Blockage is the percentage of non-outage call attempts which do not get connected to a Call Center (busy signal, etc.). It is calculated using the equation:

   Call Blockage (percent) = [total number of non-outage calls that do not get connected]/[total number of non-outage calls made to the Call Center] x 100